UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

August 30, 2006	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

ALBERTA STAR SUCCESSFULLY COMPLETES A REGIONAL HIGH RESOLUTION

RADIOMETRIC SURVEY OVER THE ELDORADO URANIUM DISTRICT

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to report that the Company has successfully completed a Regional High Resolution Aeromagnetic Gradiometer-Radiometric Survey over the entire Eldorado uranium belt. This airborne geophysical survey consisted of 16,708 line-kilometers at 100 meter line spacings and was completed under ideal weather conditions.  The Company believes that the airborne high resolution radiometric survey will provide valuable information which will further enhance uranium exploration capabilities by clearly showing high definition conductive uranium targets.

Tim Coupland, President & CEO commented, “We have now completed a radiometric survey over the entire uranium belt and have achieved another significant milestone in the advancement of our uranium exploration activities and the systematic development of our uranium assets in this large and emerging Canadian uranium district. The results of this survey and datasets will be available in the coming months and will be combined with the Company’s current groundwork being conducted consisting of detailed geophysical ground surveys, geochemical sampling, mapping, and drilling currently underway in the field. The airborne survey data sets will assist Alberta Star in the development of its high priority uranium drill targets in this uranium-rich region. This airborne survey will now allow the Company to properly evaluate the mineral potential of its properties and assist in its drill targeting of the Eldorado & Contact Lake IOCG & uranium projects in 2007.”

THE ELDORADO URANIUM MINE

The Eldorado mine formerly mined and produced 15 million pounds of high grade uranium and 8 million ounces of silver plus, copper, nickel, radium, and lead at Eldorado - Port Radium area commencing in 1933.  The Eldorado mine has about 25 miles of existing underground workings developed on fourteen levels. The Eldorado Uranium mine was formerly one of Canada’s principal producers of high grade uranium pitchblende concentrates during the 1930’s to 1960’s. The Echo Bay mine produced over 23,779,178 million ounces of silver up until its closure in 1982 The Company has assembled a highly regarded IOCG & uranium technical group of experts with advanced uranium exploration expertise that believes the Eldorado district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits

THE CONTACT LAKE & ELDORADO IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECT

The Contact Lake & Eldorado IOCG and uranium projects are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The projects are situated 670 kilometers north of the city of Yellowknife.  The Company’s mineral tenure in the Eldorado Mineral Belt covers hundreds of known or recorded silver, copper, cobalt, rare earth elements, and high grade uranium occurrences  situated in Proterozoic rock that correlates with rock of other IOCG deposits worldwide (Olympic Dam in western Australia, Kiruna Belt of Sweden). The Eldorado IOCG districts includes two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Mine is a former past producer of silver and high-grade uranium.  The Contact Lake and Eldorado Uranium Belts have long been recognized by geologists, as one of Canada’s most prospective Iron oxide copper, gold, silver and uranium regions. The current August 29, 2006 spot price for Uranium is now $48.50 US per pound.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, and finances advanced stage exploration projects in Canada. Alberta Star is focusing in the discovery of base and precious metals and uranium deposits.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumin Ph.D., P.Eng. is the qualified person for the Contact Lake project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.